SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13D
                        Amendment No. 15

           Under the Securities Exchange Act of 1934

   Decade Companies Income Properties, a Limited Partnership
                        (Name of Issuer)

                 Limited Partnership Interests
                 (Title of Class of Securities)

                               None
                         (CUSIP Number)


                     Jeffrey L. Keierleber
                      c/o Decade Companies
                           Suite 100
                   N19 W24130 Riverwood Drive
                   Waukesha, Wisconsin 53188
                          262-522-8990
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        With a copy to:
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                   411 East Wisconsin Avenue
                  Milwaukee, Wisconsin  53202
                         (414) 277-5000

                        October 22, 2002

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           SCHEDULE 13D


     1).  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          PF

     5). Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               [ ]

     6).  Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person With:


               7).  Sole Voting Power
                    6,533.067

     8).  Shared Voting Power
                    -0-

               9).  Sole Dispositive Power
                    6,533.067

     10).    Shared Dispositive Power
                    -0-

   11). Aggregate Amount Beneficially Owned by Each Reporting Person 6,541.067 (includes 8 interests owned by Decade Properties, Inc.)

   12). Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

     13). Percent of Class Represented by Amount in Row (11)
          63.7%

     14). Type of Reporting Person
          IN

                           SCHEDULE 13D

     1).  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          WC

    5).  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [  ]

     6).  Citizenship or Place of Organization
          Wisconsin

       Number of Shares Beneficially Owned by Each Reporting Person With:

               7).  Sole Voting Power
                     8

     8).  Shared Voting Power
                    -0-

               9).  Sole Dispositive Power
                    8

     10).    Shared Dispositive Power
                     -0-

     11). Aggregate Amount Beneficially Owned by Each Reporting Person
          8   (Does not include interests held directly by Jeffrey Keierleber)

     12). Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares
          [  ]

13). Percent of Class Represented by Amount in Row (11)
          0.1%   (Does not include interests held directly by Jeffrey
	  Keierleber)

     14). Type of Reporting Person
          CO ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

                    Decade Companies Income Properties -
                    A Limited Partnership ("DCIP")
          c/o Decade Companies
                    N19 W24130 Riverwood Drive, Suite 100
                    Waukesha, Wisconsin 53188

Title of Security to which this statement relates:

                    Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 15 to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at N19 W24130 Riverwood Drive, Suite 100, Waukesha,
Wisconsin 53188, and Decade Properties, Inc., a Wisconsin corporation, with offices at N19 W24130 Riverwood Drive, Suite 100, Waukesha, Wisconsin 53188. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner ofDecade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.'s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

For transactions executed on or sixty days before October 22, 2002, and any transactions thereafter, the total purchase price of Interests by Mr. Keierleber was $252,390.00, which was paid from personal funds (as set forth in the Schedule below).

Purchases on or 60 Days Before October 22, 2002  and Any Purchases
Thereafter
                       Number of
Owner           Date   Interests   Purchase price  Total Paid

Jeffrey
Keierleber   10/22/02   282.00    $895.00 per Interest  $252,390.00

ITEM 4.  PURPOSE OF THE TRANSACTION.

Mr. Keierleber is the individual general partner of Decade Companies, the general partnership that is the general partner of DCIP, and, prior to the transactions described above, already controlled and managed DCIP. The purpose of the above transactions, therefore, was the general periodic accumulation of Interests.

No material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and no transactions of the type in Items (a)-(j) are contemplated, except for the following:

(e) The quarterly cash distributions have been suspended until the operation of the newly acquired office buildings (Spectrum and Plymouth, collectively the "Properties") are stabilized in the opinion of the General Partner.

(f) The Partnership has recently expanded its investment activity through its participation in an investment in a mortgage loan. Prior to its purchase of the Properties, which were encumbered by a first mortgage loan (the "Note"), the Partnership requested Lender approval but was unable to obtain it due to the Lender's time constraints. The Lender however did indicate a willingness to work with the Partnership or its affiliates to achieve a satisfactory result. Those negotiations resulted in the sale of the Note on August 29, 2002 by the Lender to Decade Mortgage Loan Partners, LLC
("DMLP"), an affiliated entity that was created to purchase the Note. The Partnership became a member of DMLP, along with other affiliated entities.

The outstanding principal balance of the Note was approximately
$10,079,000 as of closing on July 30, 2002. For income tax considerations related to preserving the benefits of the Section 1031 Exchange to the extent possible, the Partnership was able to reduce the balance of the Note from approximately $10.1 million to approximately $8.8 million, which amount is equal to the balance of the mortgage liability of The Meadows II Apartments, which was sold on January 31, 2002. Accordingly, the Partnership earmarked approximately $1.3 million to be paid down on the mortgage. This amount was committed to the Lender on July 22, 2002. Therefore, the new limited liability company (DMLP) needed approximately $8.8 million of capital to provide the funds necessary to purchase the Note from the Lender.

On August 27, 2002, the Partnership used cash reserves of $4.2 million to purchase 4,200 Units (the "DMLP Units") (approximately 47.7% of the 8,805 DMLP Units issued and outstanding) of DMLP.

A Proxy Statement is being prepared for distribution to the Limited Partners in connection with (1) the approval of these actions taken by the General Partner, and (2) the adoption of certain proposed amendments to Sections 3.49, 7.2, 7.3 and 7.4 to the Partnership's limited partnership agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Following his purchase of Interests, Mr. Keierleber beneficially owns, and has the sole power to vote and dispose of, 6,541.067 Interests (or approximately 63.7% of the outstanding Interests) (such total includes eight Interests held by Decade Properties, Inc.)

(c). The table in Item 3 sets forth all transactions by Mr. Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding October 22, 2002, and any transactions thereafter, and is incorporated herein by reference.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, eight of the outstanding Interests.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, except as previously disclosed or disclosed elsewhere.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              DECADE PROPERTIES, INC.

                              By:   /s/ Jeffrey L. Keierleber
                                   Jeffrey L. Keierleber, President

                              JEFFREY L. KEIERLEBER

                              /s/ Jeffrey L. Keierleber

November 4, 2002.